Exhibit 99.18

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Minutes of Board of Directors meeting of March 15, 2016

Paris, March 16, 2016 – The Board of Directors of TOTAL S.A. met on March 15, 2016 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer and decided to call the Annual Shareholders’ Meeting on May 24, 2016.

Upon the proposal of the Governance and Ethics Committee chaired by Ms. Patricia Barbizet, Lead Independent Director, the Board of Directors decided to propose to the Annual Shareholders’ Meeting the renewal of Mr. Gérard Lamarche’s term for three years. The Board acknowledged that Mr. Thierry Desmarest, Honorary Chairman of TOTAL S.A., as well as Mr. Gunnar Brock, whose terms expire at the Annual Shareholders’ Meeting, did not wish to renew their terms.

The Board took the opportunity to profoundly thank Mr. Thierry Desmarest for his participation on the Board of Directors since his nomination as a Board member on May 30, 1995, and for his exceptional contribution to the Group’s development over the past twenty years.

The Board of Directors also thanked Mr. Gunnar Brock for his active participation on the Board of Directors during his term as a Board member since May 21, 2010.

The Board of Directors decided to propose to the Annual Shareholders’ Meeting of May 24, 2016, the nomination of a Board member representing employee shareholders for a term of three years, as Mr. Charles Keller’s term will expire at this Annual Shareholders’ Meeting. Upon the proposal of the Governance and Ethics Committee, the Board of Directors decided to select, from the three candidates proposed, Ms. Renata Perycz, a Polish national and representative of the Total Actionnariat International fund. Ms. Perycz is an employee of the Group’s Marketing & Services affiliate in Poland.

It was also decided to propose to the Annual Shareholders’ Meeting of May 24, 2016, the nominations of Ms. Maria van der Hoeven and Mr. Jean Lemierre as Board members for a term of three years.

Ms. van der Hoeven, formerly executive director of the International Energy Agency (IEA), brings to the Board in particular her expertise and knowledge of the energy sector. Mr. Jean Lemierre, Chairman of the Board of BNP-Paribas, brings to the Board his expertise and knowledge of the financial sector at a global level.

In addition, the Board of Directors approved the financial resolutions which will be proposed at the Annual Shareholders’ Meeting.

Finally, the Board of Directors of TOTAL S.A. examined and approved the documents which will be submitted to the Annual Shareholders’ Meeting of May 24, 2016, including the Management Report on the Group’s status. This Management Report is integrated into the Company’s 2015 Registration Document which is available on its website. It includes notably the evaluation of the principal risks and uncertainties facing the Group and in particular those related to climate change.

Conscious of the importance of climate change challenges to the future of the Group, the Board of Directors decided that a document on Total and climate change will be published at the Annual Shareholders’ Meeting of May 24, 2016. This document will outline in particular the management of the Group’s emissions, Total’s response to the IEA’s post-2035 scenarios, investment strategies and R&D in low-carbon energies, key indicators followed by the Group as well as Total’s engagement with public policies addressing climate change.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com